Exhibit 3

CONSENT OF RATING AGENCY

We consent to the incorporation by reference in the Registration Statement on Form S-8 No. 333-139512 pertaining to employees’ stock option plan of Elbit Systems Ltd. (the “Company”) of the reference to our “Aa1” rating (Israeli Rating Scale) and of the unofficial translation of our Monitoring Report dated October 29, 2014, with respect to the Series A Notes issued by the Company, included in this current report on Form 6-K.

/s/ Eran Heimer_____________________ Eran Heimer, CEO Midroog Ltd

Tel-Aviv, Israel,
October 29, 2014.